SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 11, 2005
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
2nd Quarter Unaudited Financial Statements, Notes and Management’s
Discussion & Analysis,
CEO Certification
CFO Certification

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 11, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

SECOND QUARTER REPORT
JUNE 30, 2005

IVANHOE MINES LTD.
Consolidated Balance Sheets

	June 30,	December 31,
(Stated in U.S. $000’s)	2005	2004
	(Unaudited)	(Note 1)
ASSETS

Current
Cash	$197,134	$122,577
Accounts receivable (Note 2)	21,420	10,286
Broken ore on leach pads	10,852	9,929
Inventories	6,174	5,575
Prepaid expenses	4,668	2,996
Other current assets	3,118	3,117
Current assets of discontinued operations (Note 2)	—	36,636

	243,366	191,116
Long-term investments (Note 3)	13,910	16,281
Mining property, plant and equipment	133,350	132,599
Other mineral property interests (Note 4)	50,043	50,316
Other capital assets	15,253	8,909
Future income taxes	607	782
Other assets	6,519	5,333
Deferred recoverable amount on sale of assets (Note 2)	2,616	—
Non-current assets of discontinued operations (Note 2)	—	29,320

	$465,664	$434,656

LIABILITIES

Current
Accounts payable and accrued liabilities	$26,476	$24,764
Current portion of long-term debt (Note 5)	3,750	7,500
Current assets of discontinued operations (Note 2)	—	14,082

	30,226	46,346
Loans payable to related parties (Note 6)	5,088	5,088
Other liabilities	11,097	11,040
Future income taxes	12,639	12,788
Non-controlling interest	2,712	3,713
Non-current liabilities of discontinued operations (Note 2)	—	26,380

	61,762	105,355

SHAREHOLDERS’ EQUITY

Share capital (Note 7)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 313,906,653 (2004 -292,870,998) common shares	996,011	873,536
Additional paid-in capital	24	210
Contributed surplus	14,906	11,863
Deficit	(607,039)	(556,308)

	403,902	329,301

	$465,664	$434,656

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.
Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
(Stated in U.S. $000’s)	2005	2004	2005	2004
(Unaudited)		(Note 1)		(Note 1)
Revenue	$15,614	$10,808	$30,758	$20,194
Cost of operations	(4,026)	(2,792)	(8,083)	(5,333)
Depreciation and depletion	(1,325)	(1,276)	(2,956)	(2,561)

Operating profit	10,263	6,740	19,719	12,300

Expenses
General and administrative	(6,013)	(4,892)	(10,929)	(10,234)
Interest expense	(214)	(275)	(465)	(574)
Exploration expenses	(33,826)	(24,845)	(58,234)	(45,507)
Depreciation	(806)	(535)	(1,219)	(997)

Loss before the following	(30,596)	(23,807)	(51,128)	(45,012)

Other income (expenses)
Mining property care and maintenance costs	(899)	(829)	(1,751)	(1,875)
Interest income	766	213	1,427	624
Foreign exchange gain (loss)	1,670	(1,365)	988	(3,168)
Gain on sale of long-term investments (Note 3(a))	115	3,275	115	4,523
Write-down of carrying value of long-term investment (Note 3(a))	—	—	(1,438)	—
Share of loss of significantly influenced investees	(382)	(856)	(621)	(1,254)
Other	(2)	35	1	(38)

Loss before income and capital taxes, non-controlling interest and discontinued operations	(29,328)	(23,334)	(52,407)	(46,200)
Provision for income and capital taxes	(2,362)	(438)	(3,863)	(1,482)

Loss before non-controlling interest and discontinued operations	(31,690)	(23,772)	(56,270)	(47,682)
Non-controlling interest	575	637	1,001	756

Net loss from continuing operations	$(31,115)	(23,135)	$(55,269)	(46,926)
Net income (loss) from discontinued operations (Note 2)	—	1,421	4,538	(7,181)

Net loss	$(31,115)	$(21,714)	$(50,731)	$(54,107)

Basic and diluted earnings (loss) per share from
Continuing operations	$(0.10)	$(0.09)	$(0.19)	$(0.17)
Discontinued operations	—	0.01	0.02	(0.03)

	$(0.10)	$(0.08)	$(0.17)	$(0.20)

Weighted average number of shares outstanding (in 000’s)	298,467	271,805	295,905	271,588

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars)

(Unaudited)

	Share Capital		Additional
	Number		Paid-In	Contributed
	of Shares	Amount	Capital	Surplus	Deficit	Total
Balances, December 31, 2004	292,870,998	$873,536	$210	$11,863	$(530,090)	$355,519
Effect of accounting change (Note 1(b))	—	—	—	—	(26,218)	(26,218)
Shares issued for:
Private placement, net of issue costs of $6,084	19,750,000	119,812	—	—	—	119,812
Exercise of stock options	1,227,672	2,246	(186)	(648)	—	1,412
Other capital assets purchased (Note 9(a))	50,000	362	—	—	—	362
Share purchase plan	7,983	55	—	—	—	55
Stock compensation charged to operations	—	—	—	3,691	—	3,691
Net loss	—	—	—	—	(50,731)	(50,731)

Balances, June 30, 2005	313,906,653	$996,011	$24	$14,906	$(607,039)	$403,902

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in U.S. $000’s)	2005	2004	2005	2004
(Unaudited)		(Note 1)		(Note 1)
OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net loss	$(31,115)	$(23,135)	$(55,269)	$(46,926)
Items not involving use of cash
Depreciation and depletion	2,131	1,811	4,175	3,558
Write-down of carrying value of long-term investments (Note 3(a))	—	—	1,438	—
Accretion expense	158	673	315	804
Unrealized foreign exchange (gain) loss	(756)	(10)	(1,255)	260
Share of loss of significantly influenced investees	382	856	621	1,254
Gain on sale of investments (Note 3(a))	(115)	(3,275)	(115)	(4,523)
Non-cash stock-based compensation	2,175	1,445	3,691	3,632
Non-cash exploration expense recovery	—	(3,248)	—	(3,248)
Non-controlling interest	(575)	(637)	(1,001)	(756)
Future income taxes	(6)	(120)	26	(18)
Decrease in non-current portion of royalty payable	(108)	(123)	(216)	(554)

	(27,829)	(25,763)	(47,590)	(46,517)
Net change in non-cash operating working capital items (Note 9(c))	5,986	337	(6)	217

	(21,843)	(25,426)	(47,596)	(46,300)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Proceeds from sale of discontinued operations	—	—	15,000	—
Proceeds from sale of long-term investments (Note 3(a))	4,539	—	4,539	2,461
Proceeds from sale of other mineral property interests	—	460	—	460
Purchase of long-term investments (Note 3(b))	(4,111)	—	(4,111)	—
Expenditures on mining property, plant and equipment	(1,761)	(1,362)	(3,707)	(2,614)
Expenditures on other mineral property interests	—	7	—	(20,002)
Expenditures on other capital assets	(4,949)	(818)	(6,928)	(2,560)
(Expenditures on) proceeds from other assets	(1,428)	48	(1,436)	37
Other	—	(3,020)	(2,079)	(3,865)

	(7,710)	(4,685)	1,278	(26,083)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Share capital issued	120,344	248	121,279	431
Repayment of long-term debt	—	—	(3,750)	(3,750)

	120,344	248	117,529	(3,319)

EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES ON CASH FROM CONTINUING OPERATIONS	783	(390)	1,292	(688)

NET CASH INFLOW (OUTFLOW) FROM CONTINUING OPERATIONS	91,574	(30,253)	72,503	(76,390)
NET CASH INFLOW FROM DISCONTINUED OPERATIONS	—	3,081	2,054	1,311
CASH, BEGINNING OF PERIOD	105,560	59,087	122,577	106,994

CASH, END OF PERIOD	$197,134	$31,915	$197,134	$31,915

Cash is comprised of:
Cash on hand and demand deposits	$41,685	$22,747	$41,685	$22,747
Short-term money market instruments	155,449	9,168	155,449	9,168

	$197,134	$31,915	$197,134	$31,915

Supplementary cash flow information (Note 9)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)

1. BASIS OF PRESENTATION
(a)	These unaudited interim consolidated financial statements of Ivanhoe Mines Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2004 (the “Annual Financial Statements”). These financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements, except as disclosed in (b) below. Certain of the comparative figures have been reclassified to conform with the presentation in these financial statements. In particular, the results of operations and cash flows of ABM Mining Limited (“ABM”) for the three and six month periods ended June 30, 2004 (Note 2) have been classified as discontinued operations.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2005 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

(b)	On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to be consistent with the consensus reached by the EITF, on the basis that the consensus results in a more reliable, relevant and consistent application of GAAP. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $18,329,000 and to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share). The net loss for the three and six month periods ended June 30, 2004 were also increased by $1,544,000 ($0.01 per share) and $6,065,000 ($0.02 per share), respectively, as a result of this change.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)

2. DISCONTINUED OPERATIONS
In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision was part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on annual iron ore pellet sales of 1.8 million tonnes and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005 and the second payment of $6.5 million is due on or before January 31, 2006 and is included in accounts receivable at June 30, 2005.
The future payments will be made over five years commencing March 2006. These payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets if the annual price exceeds $80 per tonne. At June 30, 2005, Ivanhoe Mines has also included in accounts receivable an amount of $5.9 million based on the tonnes of iron ore sold during the quarter ended June 30, 2005 and the escalating price formula, which has been offset to the deferred recoverable amount on the sale of assets.
Ivanhoe Mines expects to recover the deferred amount on the sale of assets of $2,616,000 at June 30, 2005 through expected future cash flows arising from the sale of the Project, and any excess will be included in operations when the Company can estimate the amount of consideration to be received.
The following table present summarized financial information related to discontinued operations:

	Two months ended	Three months ended	Six months ended
	February 28, 2005	June 30, 2004	June 30, 2004
REVENUE	$18,031	$21,079	$39,445
COST OF OPERATIONS	(11,965)	(18,189)	(43,821)
DEPRECIATION AND DEPLETION	(868)	(1,120)	(2,123)

OPERATING PROFIT (LOSS)	5,198	1,770	(6,499)
EXPENSES
General and administrative	(4)	(14)	(24)
Interest expense	(203)	(260)	(497)

INCOME (LOSS) BEFORE THE FOLLOWING	4,991	1,496	(7,020)
Interest income	16	62	115
Foreign exchange gain (loss)	(285)	278	160
Other expense	(191)	(438)	(491)

INCOME (LOSS) BEFORE INCOME TAXES	4,531	1,398	(7,236)
Recovery of income taxes	7	23	55

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$4,538	$1,421	$(7,181)

Net cash provided by operating activities	$2,592	$4,024	$3,032
Net cash used in investing activities	(502)	(731)	(1,399)
Net cash used in financing activities	(37)	(46)	(60)
Effect of exchange rate changes on cash flows from discontinued operations	1	(166)	(262)

NET CASH INFLOW FROM DISCONTINUED OPERATIONS	$2,054	$3,081	$1,311

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)

3. LONG-TERM INVESTMENTS
(a)	During the three months ended March 31, 2005, the share price of Olympus Pacific Minerals Inc. (“Olympus”) deteriorated with the result that the quoted market value of Ivanhoe Mines’ investment in Olympus decreased significantly below carrying value. Accordingly, the Company recorded an impairment provision of $1,438,000 reducing the carrying value of this investment to $4,424,000.

In May 2005, Ivanhoe Mines sold its entire investment in Olympus, generating proceeds of $4,539,000. This transaction resulted in a gain on sale of $115,000.

(b)	During the three months ended June 30, 2005, Ivanhoe Mines exercised its 4.6 million share purchase warrants of Entrée Gold Inc. (“Entrée”) to acquire 4.6 million common shares at a cost of Cdn$5,060,000 ($4,111,000).

In July 2005, Ivanhoe Mines acquired an additional 1.2 million units in Entrée at a cost of Cdn$2,718,000 ($2,199,000). Each unit consists of one Entrée common share and two share purchase warrants. As a result of these transactions, Ivanhoe Mines now owns 16.4% of Entrée’s issued and outstanding share capital.
4. OTHER MINERAL PROPERTY INTERESTS

	June 30,	December 31,
	2005	2004
Mongolia:
Oyu Tolgoi	$42,970	$42,999
Other	159	159
Australia	5,478	5,722
Inner Mongolia, China	1,436	1,436

	$50,043	$50,316

5. CURRENT PORTION OF LONG-TERM DEBT
Myanmar Ivanhoe Copper Company Limited’s (“JVCo”) loan of $7,500,000 (of which $3,750,000 is Ivanhoe Mines’ proportionate share) at June 30, 2005 bears interest at a rate equal to LIBOR plus 2.5%, subject to certain adjustments, and is repayable in August 2005. The loan facility is secured by, amongst other things, a fixed charge on the Monywa Copper Mine Project assets, an assignment of JVCo’s operating and restricted cash balances, and a floating charge on all other assets of JVCo.
This debt is non-recourse to the Company.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)

6. LOANS PAYABLE TO RELATED PARTIES
These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,000,000 from the sale of the Savage River Project.
7. SHARE CAPITAL
During the six months ended June 30, 2005, 750,000 options were granted. These options have a weighted average exercise price of Cdn$8.66, lives of five years and vest over periods ranging from one to four years. The weighted average fair value of the options issued was estimated at Cdn$5.01 per share option at the grant date using the Black-Scholes pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 3.74%, a dividend yield of nil% and an expected volatility of 61.2%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)

8. SEGMENTED INFORMATION

THREE MONTHS ENDED JUNE 30, 2005
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$15,614	$—	$—	$15,614
Cost of operations	(4,026)	—	—	(4,026)
Depreciation and depletion	(1,325)	—	—	(1,325)

Operating profit	10,263	—	—	10,263
General and administrative	(86)	—	(5,927)	(6,013)
Interest expense	(126)	(31)	(57)	(214)
Exploration expenses	—	(33,826)	—	(33,826)
Depreciation	—	(794)	(12)	(806)

Income (loss) before the following	10,051	(34,651)	(5,996)	(30,596)
Mining property care and maintenance costs	—	—	(899)	(899)
Interest income	98	61	607	766
Foreign exchange gain (loss)	(22)	(79)	1,771	1,670
Gain on sale of long-term investments	—	—	115	115
Share of loss of significantly influenced investees	—	—	(382)	(382)
Other	1	(3)	—	(2)

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	10,128	(34,672)	(4,784)	(29,328)
Provision for income and capital taxes	(2,288)	(45)	(29)	(2,362)

Income (loss) before non-controlling interest and discontinued operations	7,840	(34,717)	(4,813)	(31,690)
Non-controlling interest	—	575	—	575

Net income (loss) from continuing operations	$7,840	$(34,142)	$(4,813)	$(31,115)

Expenditures on capital assets	$979	$4,941	$790	$6,710

Total assets
Continuing operations	$163,280	$99,232	$200,536	$463,048
Discontinued operations	—	—	2,616	2,616

	$163,280	$99,232	$203,152	$465,664

THREE MONTHS ENDED JUNE 30, 2004
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$10,808	$—	$—	$10,808
Cost of operations	(2,792)	—	—	(2,792)
Depreciation and depletion	(1,276)	—	—	(1,276)

Operating profit	6,740	—	—	6,740
General and administrative	(109)	—	(4,783)	(4,892)
Interest expense	(204)	(27)	(44)	(275)
Exploration expenses	—	(24,845)	—	(24,845)
Depreciation	—	(523)	(12)	(535)

Income (loss) before the following	6,427	(25,395)	(4,839)	(23,807)
Mining property care and maintenance costs	—	—	(829)	(829)
Interest income	2	90	121	213
Foreign exchange loss	—	(654)	(711)	(1,365)
Gain on sale of investments	—	—	3,275	3,275
Share of loss of significantly influenced investees	—	—	(856)	(856)
Other	1	34	—	35

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	6,430	(25,925)	(3,839)	(23,334)
Provision for income and capital taxes	(348)	(30)	(60)	(438)

Income (loss) before non-controlling interest and discontinued operations	6,082	(25,955)	(3,899)	(23,772)
Non-controlling interest	—	637	—	637

Net income (loss) from continuing operations	$6,082	$(25,318)	$(3,899)	$(23,135)

Expenditures on capital assets	$1,033	$827	$313	$2,173

Total assets
Continuing operations	$150,226	$80,303	$92,050	$322,579
Discontinued operations	—	—	49,666	49,666

	$150,226	$80,303	$141,716	$372,245

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)

8. SEGMENTED INFORMATION (Continued)

SIX MONTHS ENDED JUNE 30, 2005
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$30,758	$—	$—	$30,758
Cost of operations	(8,083)	—	—	(8,083)
Depreciation and depletion	(2,956)	—	—	(2,956)

Operating profit	19,719	—	—	19,719
General and administrative	(217)	—	(10,712)	(10,929)
Interest expense	(288)	(62)	(115)	(465)
Exploration expenses	—	(58,234)	—	(58,234)
Depreciation	—	(1,207)	(12)	(1,219)

Income (loss) before the following	19,214	(59,503)	(10,839)	(51,128)
Mining property care and maintenance costs	—	—	(1,751)	(1,751)
Interest income	164	107	1,156	1,427
Foreign exchange gain (loss)	(135)	(167)	1,290	988
Gain on sale of long-term investments	—	—	115	115
Write-down of carrying value of long-term investment	—	—	(1,438)	(1,438)
Share of loss of significantly influenced investees	—	—	(621)	(621)
Other	2	(1)	—	1

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	19,245	(59,564)	(12,088)	(52,407)
Provision for income and capital taxes	(3,733)	(72)	(58)	(3,863)

Income (loss) before non-controlling interest and discontinued operations	15,512	(59,636)	(12,146)	(56,270)
Non-controlling interest	—	1,001	—	1,001

Net income (loss) from continuing operations	$15,512	$(58,635)	$(12,146)	$(55,269)

Expenditures on capital assets	$1,772	$7,274	$1,951	$10,997

Total assets
Continuing operations	$163,280	$99,232	$200,536	$463,048
Discontinued operations	—	—	2,616	2,616

	$163,280	$99,232	$203,152	$465,664

SIX MONTHS ENDED JUNE 30, 2004
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$20,194	$—	$—	$20,194
Cost of operations	(5,333)	—	—	(5,333)
Depreciation and depletion	(2,561)	—	—	(2,561)

Operating profit	12,300	—	—	12,300
General and administrative	(278)	—	(9,956)	(10,234)
Interest expense	(431)	(56)	(87)	(574)
Exploration expenses	—	(45,507)	—	(45,507)
Depreciation	—	(985)	(12)	(997)

Income (loss) before the following	11,591	(46,548)	(10,055)	(45,012)
Mining property care and maintenance costs	—	—	(1,875)	(1,875)
Interest income	3	131	490	624
Foreign exchange loss	(60)	(860)	(2,248)	(3,168)
Gain on sale of investments	—	—	4,523	4,523
Share of loss of significantly influenced investees	—	—	(1,254)	(1,254)
Other	2	230	(270)	(38)

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	11,536	(47,047)	(10,689)	(46,200)
Provision for income and capital taxes	(1,238)	(45)	(199)	(1,482)

Income (loss) before non-controlling interest and discontinued operations	10,298	(47,092)	(10,888)	(47,682)
Non-controlling interest	—	756	—	756

Net income (loss) from continuing operations	$10,298	$(46,336)	$(10,888)	$(46,926)

Expenditures on capital assets	$2,200	$2,574	$402	$5,176

Total assets
Continuing operations	$150,226	$80,303	$92,050	$322,579
Discontinued operations	—	—	49,666	49,666

	$150,226	$80,303	$141,716	$372,245

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)

9. SUPPLEMENTARY CASH FLOW INFORMATION
(a)	During the six months ended June 30, 2005, 50,000 common shares of the Company were issued as consideration for the purchase of certain exploration equipment valued at $362,000.
(b)

	Three Months Ended June 30,		Six Months Ended June 30,
$(000)	2005	2004	2005	2004

Interest paid	$—	$57	$202	$300
Income and capital taxes paid	70	57	94	169
(c)	Net change in non-cash operating working capital items:

	Three Months Ended June 30,		Six Months Ended June 30,
$(000)	2005	2004	2005	2004

(Increase) decrease in:
Accounts receivable	$(227)	$(2,263)	$1,308	$(3,292)
Broken ore on leach pads	(444)	(652)	(923)	(1,303)
Inventories	(962)	259	(599)	151
Prepaid expenses	311	(517)	(1,503)	(1,723)
Other current assets	23	(4,000)	(1)	(2,000)
Increase in:
Accounts payable and accrued liabilities	7,285	7,510	1,712	8,384

	$5,986	$337	$(6)	$217

	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At August 5, 2005 the Company had 314.0 million common shares issued and outstanding and warrants and stock options exercisable for 9.1 million additional common shares.	Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, BC, Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
Highlights
Oyu Tolgoi Project - On May 3, 2005 a new independent resource estimate was released based on drilling results up to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off. All copper equivalent grades mentioned in this report that are related to the Oyu Tolgoi Project have been calculated using assumed metal prices of $0.80 per pound for copper and $350 per ounce for gold.
The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.
In addition to the indicated resources, the Hugo Dummett deposits, comprised of the Hugo North and Hugo South deposits, contain inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.
On July 5, 2005, the Company announced that it expects to be in position to finalize and release its new, independent Integrated Development Plan for the Oyu Tolgoi copper and gold project in Mongolia in September, 2005, following in-depth briefings and consultation with relevant ministries of the Government of Mongolia. Based on current timing estimates, the starting date for commercial production at Oyu Tolgoi is early in 2008.
Ivanhoe-Entrée Gold joint-venture — On June 28, 2005, the Company released very encouraging assay results for three drill holes completed on Entrée’s property, within 450 metres north of the Oyu Tolgoi northern property boundary. The results from these holes were not included in the latest resource estimate released in May 2005.
Infill drilling completed on this property during Q2’05 appears to be defining a continuous zone of high-grade mineralization that has changed direction from the northerly trend followed by the Hugo North deposit to a northeasterly trend now being followed by the Hugo Far North deposit.
At the end of Q2’05, Ivanhoe Mines had nine deep-hole-capacity rigs drilling. Two rigs were drilling on the Oyu Tolgoi Project and seven rigs were drilling on the Ivanhoe-Entrée Gold joint-venture property.
Financings — On June 1, 2005, the Company closed an equity financing by issuing 19.75 million common shares for gross proceeds of Cdn$158.0 million ($125.9 million).
In June 2005, the Company increased its holding in Entrée Gold Inc. (“Entrée”) to 9.2 million common shares (16.38%) by exercising 4.6 million warrants at Cdn$1.10 per warrant. In order to maintain its 16.38% interest in Entrée, the Company also exercised its pre-emptive right to participate in the unit private placement announced by Entrée to a subsidiary of Rio Tinto plc. Consequently, in July 2005, the Company acquired an additional 1.2 million units of Entrée at a cost of $2.2 million. Each unit consists of one Entrée common share and two share purchase warrants.
S&K Mine - In Q2’05, cathode production from the mine totaled 9,118 tonnes (net 4,559 to the Company) representing a 21% increase over the same period in 2004. Copper sale prices for the quarter averaged $1.59 per pound compare to $1.33 per pound in Q2’04. Recoverable copper grade for the quarter averaged 0.44% compared to 0.78% in Q2’04. During the quarter, the Company’s share of the mine’s operating profit totaled $10.3 million compared to $6.7 million in Q2’04.
Results of Operations - In Q2’05, the Company recorded a net loss of $31.1 million (or $0.10 per share) compared to a net loss of $21.7 million (or $0.08 per share) in Q2’04. The increase in net loss between the two quarters is mainly due to higher exploration expenditures in Q2’05 compared to the same period in 2004.
MANAGEMENT’S DISCUSSION AND ANALYSIS — Q2’05
(Stated in U.S. dollars except where noted)
INTRODUCTION
This discussion and analysis of financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and six months ended June 30, 2005 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2004. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures. The effective date of this MD&A is August 5, 2005.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

FORWARD LOOKING STATEMENTS
Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These risks are described in more detail in the annual information form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

CORPORATE STRATEGY & OUTLOOK
Ivanhoe Mines Ltd. is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from a 50% joint-venture interest in the Monywa Copper Project in Myanmar.
Develop Oyu Tolgoi Project - Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company intends to devote most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. High priority also will be placed on fully understanding the extent, value and development potential of the strategically located coal resources recently uncovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.
Stability Agreement - During Q2 ‘05, discussions continued with Mongolian government authorities aimed at completing a Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. As previously reported, the Company continues to believe that the Special Stability Agreement can be finalized in 2005. These discussions are expected to resume following the Company’s submissions to the Mongolian government in early September of the comprehensive Integrated Development Plan for the implementation of the Oyu Tolgoi Project.
The completion of the Development Plan is a landmark phase in the evolution of the Oyu Tolgoi Project. The Company and the Mongolian government are committed to making the efforts necessary to finalize a Special Stability Agreement that will satisfy the interests of both the Mongolian government and the Company in the long term success of the Oyu Tolgoi Project and that will also serve as a model for attracting large-scale investment, both domestic and foreign, in Mongolia’s mineral sector.
Based on discussions with Mongolia’s President, Prime Minister, members of cabinet and senior parliamentarians and based on statements issued on July 25, 2005 by the Mineral Resources and Petroleum Authority of Mongolia, the Company does not anticipate material changes in legislation that would negatively affect the climate for foreign investment in the mining industry in Mongolia.
Integrated Development Plan — Rather than wait for the approval of the Stability Agreement, which would provide certainty for several key aspects required by a bankable feasibility study, the Company intends to release a revised preliminary assessment report (the Oyu Tolgoi “Integrated Development Plan”), in September 2005. The plan will address the proven and probable reserves at the Southwest Oyu deposit, the independent estimate released in May 2005 of the indicated resources at the Hugo North deposit and the inferred resources at the Hugo North and the Hugo South deposits (the “Hugo Dummett” deposits).
In management’s view, the Integrated Development Plan will present a more informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North and the expected 40 year mine life under the current plan. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett deposits is required. The exploration shaft and subsequent horizontal development will accomplish this requirement.
Financing alternatives — The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.
During Q2’05, the Company continued its discussions with major Chinese mining and financial companies, major Japanese mining and metal trading houses, other international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.
Asset rationalization - The Company is continuing to explore opportunities to rationalize non-core assets and is considering several potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.
Liquidity and future funding requirements - The Company’s existing cash resources together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities for the remainder of 2005. Following completion of a feasibility study in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are expended. See “Cash Resources and Liquidity.”
Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured —to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.
There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.
SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information)

	Quarter ended June 30,		Six months ended June 30,
	2005	2004(1)	2005	2004(1)
Copper
Revenue	15.6	10.8	30.8	20.2
Operating profit	10.3	6.7	19.7	12.3
Exploration expenses	(33.8)	(24.8)	(58.2)	(45.5)
General and administrative costs	(6.0)	(4.9)	(10.9)	(10.2)
Write-down of long-term investments	—	—	(1.4)	—
Gain on sale of long-term investments	0.1	3.3	0.1	4.5
Foreign exchange gain (loss)	1.7	(1.4)	1.0	(3.2)
Net (loss) from continuing operations	(31.1)	(23.1)	(55.3)	(46.9)
Net income (loss) from discontinued operations	—	1.4	4.5	(7.2)
Net (loss)	(31.1)	(21.7)	(50.7)	(54.1)
Net income (loss) per share
Continuing operations	($0.10)	($0.09)	($0.19)	($0.17)
Discontinued operations	$0.00	$0.01	$0.02	($0.03)
Total assets	465.7	372.2	465.7	372.2
Continuing operations
Capital expenditures	6.7	2.2	11.0	5.2
Continuing operations
Copper cathode - 50% share
Units sold — tonnes	4,543	3,893	9,213	7,627
Units produced — tonnes	4,559	3,765	9,361	7,601
Average sale price
Copper cathode — US$/pound	$1.59	$1.33	$1.60	$1.27

(1)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.

SELECTED QUARTERLY DATA

(Expressed in millions of U.S. dollars, except per share amounts)	Quarter ended
	Jun 30	Mar 31	Dec 31	Sept 30
	2005	2005	2004(1)	2004(1)

Revenue	15.6	15.1	14.1	9.8
Operating profit	10.3	9.5	8.7	5.8
Total exploration	33.8	24.4	24.3	28.4
Foreign exchange gain (loss)	1.7	(0.7)	3.4	4.2
Net (loss) from continuing operations	(31.1)	(24.1)	(26.6)	(25.4)
Gain (loss) from discontinued operations	0.0	4.5	8.8	(0.1)

Net (loss)	(31.1)	(19.6)	(17.8)	(25.5)
Net profit (loss) per share
Continuing operation	(0.10)	(0.09)	(0.09)	(0.09)
Discontinued operations	0.00	0.02	0.03	0.00

Total	(0.10)	(0.07)	(0.06)	(0.09)

	Jun 30	Mar 31	Dec 31	Sept 30
	2004(1)	2004(1)	2003(1)	2003(1)

Revenue	10.8	9.4	6.8	6.0
Operating profit	6.7	5.6	1.0	1.8
Total exploration	24.8	20.7	21.2	20.8
Foreign exchange gain (loss)	(1.4)	(1.8)	5.1	(1.2)
Net (loss) from continuing operations	(23.2)	(23.8)	(13.0)	(27.5)
Gain (loss) from discontinued operations	1.4	(8.6)	(1.8)	(0.5)

Net (loss) from continuing operations	(21.8)	(32.4)	(14.8)	(28.0)
Net profit (loss) per share
Continuing operation	(0.09)	(0.09)	(0.05)	(0.11)
Discontinued operations	0.01	(0.03)	(0.01)	0.00

Total	(0.08)	(0.12)	(0.06)	(0.11)

(1)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.

REVIEW OF OPERATIONS
A) EXPLORATION
Exploration expenses in Q2’05 totaled $33.8 million, compared to $24.8 million in Q2’04. The $9.0 million increase in costs was mainly due to the increase in mineral property renewal fees in Mongolia and the increase in drilling and exploration activities on other Mongolian properties.
In Q2’05, Ivanhoe Mines spent $30.4 million (Q2’04 — $22.7 million) on its Mongolian properties. The bulk of the $30.4 million, approximately $23.0 million, was spent on the Oyu Tolgoi Project. The remaining balance was spent on various exploration activities including the coal projects, the Bronze Fox District, the Yellow Hills and Kharmagtai projects, regional reconnaissance, licence holding fees and general in-country administrative charges.
At the end of June 2005, Ivanhoe Mines held four mining licences at Oyu Tolgoi totaling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 51%-owned subsidiary of the Company, interests in exploration licences covering approximately 12.9 million hectares.
a) Oyu Tolgoi Project, Mongolia
i) Oyu Tolgoi Exploration.
Drilling program - In Q2’05 the bulk of Ivanhoe Mines’ drilling efforts were focused on testing the extent to which the mineralized zone of Hugo North extends into the Ivanhoe-Entrée Joint-Venture property, as well as testing satellite deposits throughout the Oyu Tolgoi property.
During the quarter the Company announced various assay results from three holes, EGD006, EGD006A and EGD008, drilled up to 450 metres north of the Oyu Tolgoi northern boundary with the Shivee Tolgoi property which is owned by Entrée Gold Inc (“Entrée”) and is subject to earn-in rights in favour of Ivanhoe Mines. The copper and gold mineralization intersected in these three holes was not included in the resource estimate that was released at the beginning of May 2005. The combined assay results for these holes confirmed the continuity of a 500-metre open-ended mineralized extension of the Hugo North deposit the (“Hugo Far North”) deposit, the bulk of which is located on the Ivanhoe-Entrée Joint-Venture property. Each of these three holes, drilled at depths ranging from 1000 to 1700 metres, intersected copper and gold mineralization with an average copper /gold grade equivalent grade ranging from 3.25% to 3.83% over intervals ranging from 200 to 600 metres.
EGD008 has extended the strike length of the Hugo North copper-gold discovery to more than 2.2 kilometres. Hugo North is part of the 3.5-plus-kilometre-long Hugo Dummett deposits, which in turn is part of the 6.5-kilometre-long chain of copper and gold deposits delineated to date by the Company at Oyu Tolgoi.
Current geological interpretations point to the possibility that the continuous zone of high-grade mineralization has changed strike direction from the northerly trend followed by the Hugo North deposit to a northeasterly trend now being followed by the Hugo Far North deposit. Additional drilling will be required to finalize the geometry of the deposit for future resource updates and the impact of possible off-setting cross-faults.
At the end of Q2’05, the Company had a combined total of nine deep-hole-capacity rigs drilling on the Oyu Tolgoi Project and the Ivanhoe-Entrée joint-venture property. One is drilling a deep-delineation hole on the Hugo North deposit, 150 metres south of the joint-venture property boundary; a second is drilling a geotechnical hole near the location of the proposed Hugo North production shafts; the remaining seven rigs are drilling to test for the northeasterly extension of the Hugo North deposit on the joint-venture property.
Resource estimate - On May 3, 2005 a new independent resource estimate was released by AMEC E&C Services (AMEC) of Canada, based on drilling results to mid-April 2005. The May 2005 AMEC report estimates that the Oyu Tolgoi Project now contains measured and indicated resources totaling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off. All copper equivalent grades mentioned in this report that are related to the Oyu Tolgoi Project have been calculated using assumed metal prices of $0.80 per pound for copper and $350 per ounce for gold.
The new estimate represents a 125% increase in measured and indicated tonnes, a 357% increase in contained copper and a 85% increase in contained gold since AMEC’s last resource estimate released in August 2004. The Hugo North deposit is the main beneficiary of the vast majority of the increase in copper and gold resource estimates.
In addition to the indicated resources, the Hugo Dummett deposits contain inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off. Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Charles P.N. Forster and Stephen Torr, both employees of Ivanhoe Mines and qualified persons under National Instrument 43-101.
ii) Oyu Tolgoi Integrated Development Plan
Expected report date — On July 5, 2005, the Company announced that it now expects to be in a position to finalize and release its new, independent Integrated Development Plan (“IDP”) for the Oyu Tolgoi copper and gold project in Mongolia in September, 2005, following in-depth briefings and consultation with relevant ministries of the Government of Mongolia.
Ivanhoe Mines had expected to receive and release the IDP for Oyu Tolgoi before the end of the second quarter of 2005. The recent discovery of extensive, high-grade copper and gold mineralization during drilling into the deeper portions of the Hugo North Deposit has provided an opportunity to re-engineer the planned, initial block-cave mining operation, which are now expected to be deeper and larger than was originally planned. Ivanhoe’s engineering consultants are optimizing the initial underground block-cave mine production schedules and other aspects of the design to yield anticipated benefits that include the possibility of increasing the peak production rate to 100,000 tonnes of ore per day. Open-pit mining has been configured around the underground production plan to provide a sustained total throughput of between 140,000 and 160,000 tonnes of ore per day. Capital and operating cost estimates required for the IDP have been completed based upon the final plans developed and are currently being reviewed.
The IDP, based on the independent resource estimate prepared by AMEC and released in May 2005, is being formulated on the basis of an anticipated economic mine life of approximately 40 years and should provide an informative summary of the future development of the Oyu Tolgoi Project. The expected mine life is already in excess of the period used for the economic analysis and the mine life and/or production rates at Oyu Tolgoi could be significantly increased if further drilling succeeds in converting the new mineralization into resources. Based on current timing estimates, the starting date for commercial production at Oyu Tolgoi is anticipated to be early in 2008.
The IDP is being prepared by an integrated engineering team of AMEC Americas Limited, of Vancouver, Canada; Ausenco International Pty. Ltd., of Perth, Australia; the Mining Group of GRD Minproc Limited, of Perth; and McIntosh Engineering Inc., of Tempe, Arizona, USA. Other Perth-based consultants providing their expertise and input are SRK Consultants and Aquaterra Consulting Pty. Ltd.
Exploration shaft - To bring the underground resources of the Hugo Dummett deposits into a proven and probable reserve category for feasibility purposes, actual underground development and characterization is required. This will be accomplished through the planned Shaft No 1, 1,300-metres-deep with a 7.5 metres diameter at surface, currently being developed by the Redpath Group of North Bay, Ontario, Canada, and subsequent development of horizontal access drifts to the high-grade mineralization. When completed, the shaft will provide access to the Hugo North and Hugo South portions of the deposit to enable completion of detailed feasibility studies, further resource delineation drilling and rock-characterization work.
The target completion date for Shaft No 1 is early 2007, with underground drifting and drilling planned for Hugo North in 2007 and early 2008, and in Hugo South in 2009 and 2010.
iii) Shivee Tolgoi earn-in agreement with Entrée Gold Inc.
In June 2005, the Company exercised 4.6 million warrants in Entrée to increase its holdings in Entrée to 9.2 million common shares (representing 16.38% of total common shares outstanding). In order to maintain its 16.38% interest in Entrée, the Company exercised its pre-emptive right to participate in the unit private placement by Entrée to a subsidiary of Rio Tinto plc and acquired approximately an additional 1.2 million units of Entrée at a cost of $2.2 million. Each unit consists of one Entrée common share and two share purchase warrants (an “A Warrant” and a “B Warrant”). Two A Warrants entitle the holder to purchase, over a two year period, one additional common share of Entrée at Cdn$2.75 and two B Warrants entitle the holder to purchase, over the same period, one additional common share of Entrée at Cdn$3.00 per share.
b) Other Mongolian copper/gold exploration projects.
On May 17, 2005, the Company announced its agreement to form a joint venture with BHP Billiton (“BHPB”) to use BHPB’s proprietary Falcon™ airborne gravity gradiometer system to explore approximately 28,000 square kilometres of Ivanhoe’s non-core exploration ground in southern Mongolia. The new Ivanhoe-BHP Billiton joint-venture, called the Falcon Gobi Project, provides BHPB the right to earn up to 50% of all minerals found on the project, other than coal, by spending $8 million in exploration costs.
The Falcon Gobi Project covers approximately 22% of Ivanhoe’s land holdings in this region. Ivanhoe’s advanced exploration and development-stage projects — Oyu Tolgoi, Kharmagtai, Yellow Hills and Bronze Fox — are not included in the Falcon Gobi Project.
Under the terms of the agreement, BHPB will use its proprietary Falcon system and solely fund a major geophysical survey of a minimum of 30,000 line kilometres over the whole or selected parts of the Falcon Gobi Project. BHPB expects to complete its Falcon survey before December 31, 2006.
BHPB will fund all aspects of the survey, including mobilization, as well as processing and interpretation, using the most advanced and proprietary techniques. Following BHPB’s earn-in to the project, a 50/50 joint venture will be established between BHPB and Ivanhoe, and the parties will contribute all further exploration and development costs on a pro-rata basis.
On July 5, 2005, Asia Gold announced a similar agreement with BHPB. The agreement, covering approximately 3,600 square kilometers of Asia Gold’s mineral licences in the southern Mongolia, grants BHPB the right to earn a 50% interest by spending $2 million prior to December 31, 2007. The expenditures include an initial commitment to conduct a Falcon airborne gravity gradiometer survey before December 31, 2006. Following the initial earn-in, BHPB has a second option to earn an additional 20% interest (for a total interest of 70%) by funding a feasibility study on one exploration target up to a maximum value of $45 million. BHPB also agreed to purchase an equity interest in Asia Gold by acquiring approximately 1.15 million units valued at $1 million, each unit consisting of one common share and a two-year warrant to purchase one half common share of Asia Gold at Cdn$1.395 per share.
On April 26, 2005, the Company announced the completion of an induced polarization (“IP”) survey at the Bronze Fox district. Diamond drilling commenced in mid-May on various targets and to date, a total of 23 holes have been completed on this project. The district currently contains four main copper-gold prospects, the Bronze Fox, East Fox, West Fox and Tourmaline Hills prospects. The Bronze Fox District, discovered in 2004 through exploration efforts consisting of surface mapping, geophysics and extensive rock-chip sampling, is contained within a 14 kilometre-long corridor of alteration and mineralization located approximately 140 km northeast of the Oyu Tolgoi Project.
At the Yellow Hills Prospect, four diamond drill holes were completed during the quarter. Results were not encouraging and no further work is planned at present. A drilling program at the Kharmagtai project, including 2,500 metres of diamond drilling, started in late July, and a reverse circulation drilling programme, expected to start in mid-September, will test extensions on previously drilled targets, as well as other targets defined by trenching, rock-chip sampling and geophysics. An IP survey is planned in Q3’05 in order to extend the previously surveyed area northwards of the Altan Tolgoi prospect with its main objective being to test for extensions beneath a colluvium covered plain and the area north of the Chun prospect.
c) Mongolian coal projects.
Nariin Sukhait Coal Project - The Company’s objective is to formulate a multi-faceted approach to fast-track the development of the Nariin Sukhait Coal Project. In February 2005, the Company initiated a drilling program at the project using three rigs. On April 26, 2005, the Company announced that two additional diamond drill rigs had been sent to the project in order to assist with the on-going resource-delineation drilling program on properties 100% owned by the Company and located along the strike extensions of the operating Nariin Sukhait coal mine. The mine is operated by a Mongolian-Chinese joint venture company. The rate of production at the Nariin Sukhait mine is currently estimated at two million tonnes of coal per year.
d) Other
i) China: Jinshan Gold Mines Inc (“Jinshan”).
On April 29, 2005, the management of Jinshan announced the release of an independently prepared assessment and technical report for Project 217. In February 2005, the measured and indicated resources for Project 217 contained 83 million tonnes grading 0.82 g/t gold (using a cut-off of 0.5 g/t gold and a gold price of $400 per ounce). In addition, Project 217 contains an estimated 37 million tonnes of inferred resources grading 0.89 g/t gold. Disclosure of a scientific or technical nature in this MD&A in respect of Project 217 was prepared under the supervision of Mario E. Rossi, an independent consultant with GeoSystems International Inc., Florida, U.S.A. and a qualified person under National Instrument 43-101. During the quarter, efforts continued to conduct engineering and metallurgical testing to determine the optimal open-pit mining scenarios and advance the project’s mine engineering studies towards a bulk-tonnage, low-grade, heap-leach gold mining operation.
On May 31, 2005, Jinshan announced that Project 217 had begun pilot-scale leaching of gold from approximately 100,000 tonnes of mineralized material placed on leach pads during 2004. The first doré gold bar is expected to be poured in August 2005. Also during the quarter, Jinshan completed an open-pit mine plan for Project 217. Work on detailed engineering in conjunction with pre-feasibility studies is currently underway.
Jinshan and the Company equally share a 96.5% ownership in Project 217. At the end of Q2’05, the Company also held 18.7 million common shares (38.5%) of Jinshan.
ii) Inner Mongolia, China: Ivanhoe Mines.
In May 2005, the Company announced its intention to initiate a 2500-metre diamond drilling program following the recent completion of a detailed geological mapping, rock-chip sampling and an IP survey at the Tiger Hills epithermal gold and silver project in the Inner Mongolia Autonomous Region, China.
The Tiger Hills Project is located in northern Inner Mongolia, approximately 150 kilometres south of the city of Hailar. The area is easily accessed by vehicle and comprises sparsely populated low-relief undulating steppe terrain. Gold and silver mineralization was discovered by Ivanhoe Mines’ geologists as part of an extensive prospecting campaign for epithermal deposits within the northeast-trending extensional Mesozoic volcanic belt which hosts the 8-million-ounce Baley gold deposit in southern Siberia. There is no record of any previous gold mining in the district.
Rock-chip samples from breccias returned assays up to 5.89 g/t gold and 11.4 g/t silver. A recently-completed geophysical survey shows that the mineralization is directly associated with a four-kilometre northwest-trending resistivity high. The highly anomalous gold and silver values present in these types of rocks are highly encouraging and Ivanhoe Mines’ initial drilling program will focus around three initial targets. Tiger Hills is within two exploration licenses owned by Yahao, an 80/20 joint venture between Ivanhoe Mines (80%) and the Inner Mongolian Bureau of Geology (20%), which have a total area of 88 square kilometres. Disclosure of a technical nature in this MD&A in respect of the Tiger Hills project was prepared by or under the supervision of Doug Kirwin, an employee of Ivanhoe Mines and a qualified person under National Instrument 43-101.
iii) Australia: Cloncurry
In June 2005, Ivanhoe Mines announced that it had entered into a new farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Placer Dome Inc., to explore for deposits of gold and copper on a portion of Ivanhoe’s Cloncurry Project. The Ivanhoe-Placer Pacific joint venture covers 114.5 square kilometres, representing approximately 8% of Ivanhoe Mines’s total Cloncurry licence area.
The agreement allows Placer Pacific to earn a 50% interest and form a joint venture with Ivanhoe Mines in any new deposits by spending Australian $2 million before October 31, 2005.
iv) Kazakhstan: Bakyrchik Project.
During Q2’05, a total of approximately 24,000 tonnes of material from the tailings pond was re-processed through gravity-table circuits, generating a total of approximately 206 tonnes of gold concentrate averaging approximately 60 grams of gold per tonne.

At the end of April 2005, following a meeting with certain Kazakh governmental authorities, the State Governor requested that all construction activities for the project be temporarily halted, pending the completion of a technical review by the East Kazakhstan Department of Environment Protection of the Ministry of Environment. In June 2005, following receipt of the approval from the East Kazakhstan Department of Environment Protection of the Ministry of Environment, the collection of proposals from different suppliers and contractors for fabrication and installation of equipment resumed.
In management’s estimate, the project construction schedule suffered a three month delay as a result of this temporary halt in operations and management is now evaluating the possibility of having to accelerate, if possible, the construction schedule in order to avoid any significant outdoor construction activities during the coming winter months. During the quarter, various inquiries were received from various Kazakhstan government authorities inquiring on the timing of the start of production and discussions are ongoing.

B) MINING OPERATIONS
MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Three month period ended June 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	3,283	2,609	26%
Tonnes of ore to heap	Tonnes (000’s)	2,085	1,565	33%
Ore grade	CuCN %	0.44%	0.78%	(44%)
Strip ratio	Waste/Ore	0.54	0.58	(7%)
Cathode production	Tonnes	9,118	7,530	21%	4,559	3,765	21%
Tonnage sold	Tonnes	9,086	7,785	17%	4,543	3,893	17%
Average sale price received	US$/pound				$1.59	$1.33	20%
Sales	US$(000)				15,614	10,808	44%
Cost of operations	US$(000)				4,026	2,792	44%
Operating profit	US$(000)				10,263	6,740	52%
Cost of operations	US$/pound				$0.40	$0.33	24%

	Six month period ended June 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	6,898	5,243	32%
Tonnes of ore to heap	Tonnes (000’s)	4,529	2,983	52%
Ore grade	CuCN %	0.53%	0.77%	(31%)
Strip ratio	Waste/Ore	0.46	0.66	(30%)
Cathode production	Tonnes	18,721	15,202	23%	9,361	7,601	23%
Tonnage sold	Tonnes	18,425	15,253	21%	9,213	7,627	21%
Average sale price received	$/pound				$1.60	$1.27	26%
Sales	$(000)				30,758	20,194	52%
Cost of operations	$(000)				8,083	5,333	52%
Operating profit	$(000)				19,719	12,300	60%
Cost of operations	US$/pound				$0.40	$0.32	25%

(1)	Includes ore and waste material
Copper prices on the London Metal Exchange averaged $1.54 per pound in Q2’05, compared to $1.26 per pound in Q2’04.
Cathode production in Q2’05 totaled 9,118 tonnes representing an annual throughput rate of 36,472 tonnes, a decrease of 5% over Q1’05. The decrease in cathode production is due to a lack of reagents and a higher rate of power shortages in the month of June 2005. A 26% increase in tonnes moved in Q2’05 compared to Q2’04 was required to compensate for the decrease in copper grades during the quarter and to reflect the October 2004 increase in copper cathode production capacity to 39,000 tonnes per year.
Unit cost of operations increased by 24% in Q2’05 compared to Q2’04. The increase in chemical costs, mainly attributed to unit price increases and also higher consumption levels, represents the most significant increase in operating costs. The remaining portion of the increase in costs is attributable to higher diesel, supplies and power costs and higher commercial and import taxes. At the end of Q2’05, the S&K Mine had $27.0 million in cash and the last bank loan repayment of $7.5 million plus interest is due to be repaid at the end of August 2005.
There have been delays in the delivery of the new fleet of haul trucks and hence production for Q3’05 will be reduced since insufficient ore will be stacked on the cells to maintain current production levels. Current forecasts indicate that copper cathode production will average 32,000 tonnes per annum or 8,000 tonnes per quarter.
The Company and its joint venture partner intend to aggressively pursue solutions, including accelerating the delivery of the new fleet and/or initiating supplementary contract mining, in order to mitigate the delayed delivery of new trucks. The delivery of new mobile equipment is currently expected at the end of Q4’05.
The mine expansion plan to increase copper cathode production to 50,000 tonnes per year is currently anticipated to be put in place by mid 2006 and is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts.
The second step of the plan, which is subject to a power supply of between 60 and 80 megawatts being made available, proposes to develop the Letpadaung deposit over a four year period. The proposed development will consist of the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K Mine and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.
Currently, each phase of the expansion is expected to be funded from internally generated cash flows. The Monywa Copper Project also is considering external funding alternatives that would enable accelerated expansion.
C) DISCONTINUED OPERATIONS
SAVAGE RIVER MINE, TASMANIA
On February 28, 2005, the Company completed the sale of its total investment in, and loans to, the Savage River operations for two initial cash payments totaling $21.5 million, plus a series of contingent, annual payments based on the annual iron ore pellet price. The future payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this increase, the Company expects to receive, by the end of March 2006, an initial annual payment of approximately $22.5 million, which would bring the cumulative sale consideration for the project to approximately $44.0 million. In addition, if the 2005 pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totaling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.2 million tonnes.
Using the actual volume of Savage River’s pellet sales during Q2’05, the Company earned $5.9 million in contingent payments during the quarter. This has been recorded as reduction of the deferred recoverable amount on sale of assets.
D) ADMINISTRATIVE AND OTHER
General and administrative. The $1.1 million increase in general and administrative expenditures in Q2’05 was primarily due to a $0.7 million increase in stock based compensation charges.
Foreign exchange gains. In 2005 and 2004, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gain in Q2’05 is attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Gain on sale of long-term investment. In Q2’05 the Company sold its entire investment in Olympus Pacific Minerals Inc. for $4.5 million, resulting in a gain of $0.1 million being recognized.
Share of loss on significantly influenced investee. The $0.4 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the quarter.
Share Capital - At August 5, 2005, the Company had a total of 314.0 million common shares and the following purchase warrants outstanding:

Share purchase			Total number of
warrants outstanding	Maturity date	Exercise price	shares to be issued
7.125 million(1)	December 19, 2005	Cdn$12.50 per share	7.125 million
5.76 million (2)(3)	February 15, 2006	$8.68 per share	0.576 million

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(3)	In 2005, the expiry date was extended from February, 2005 to February, 2006.
At August 5, 2005, the Company had a total of approximately 9.1 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$5.99. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.20 to Cdn$12.70 per share.

CASH RESOURCES AND LIQUIDITY
At June 30, 2005, consolidated working capital was $213.1 million, including cash of $197.1 million, compared with working capital of $121.6 million and cash of $105.6 million at March 31, 2005 ($144.8 million and cash of $122.6 million, respectively, at December 31, 2004).
Operating activities. The $23.3 million in cash used in operating activities in Q2’05 was primarily the result of $33.8 million in exploration expenditures.
Investing activities and net cash flow from discontinued operations. In Q2’05, a total of $7.7 million in cash was spent on investing activities, the net result of $6.7 million in equipment acquisitions for the S&K Mine, Mongolia and Bakyrchik projects, $4.1 million in consideration for exercising warrants of Entrée, less $4.5 million received on the sale of the Company’s entire investment in Olympus Pacific Minerals Inc .
Financing activities. Financing activities of $120.3 million in Q2’05 consisted mainly of the $119.8 million net proceeds raised through the issue of 19.75 million shares in June 2005.
The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities for 2005. Following completion of the Integrated Development Plan, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.
However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for 2006 and thereafter.
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for 2006 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities. Over the long term, the Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollar except where noted)
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of June 30, 2005, except for the reduction in Savage River’s contractual obligations resulting from the sale of this operation in February 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2004.
At the end of June 2005, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged form those disclosed in its MD&A for the year ended December 31, 2004.
On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to be consistent with the consensus reached by the EITF, on the basis that the consensus results in a more reliable, relevant and consistent application of GAAP. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $18,329,000 and to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share). The net loss for the three and six month periods ended June 30, 2004 were also increased by $1,544,000 ($0.01 per share) and $6,065,000 ($0.02 per share), respectively, as a result of this change.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollar except where noted)
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2004.
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2004.
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

Form 52-109FT2 — Certification of Interim Filings
I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAPP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 11, 2005

“Robert M. Friedland”

Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

Form 52-109FT2 — Certification of Interim Filings
I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd. (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAPP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 11, 2005

“Peter Meredith”

Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.